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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                 SCHEDULE 13E-3
                                 (RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 13e-3 THEREUNDER

                         ------------------------------


                        RULE 13e-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                         ------------------------------


                          JOHN Q. HAMMONS HOTELS, INC.
                              (Name of the Issuer)

                         ------------------------------

                          JOHN Q. HAMMONS HOTELS, INC.
                                 JOHN Q. HAMMONS
           REVOCABLE TRUST OF JOHN Q. HAMMONS, DATED DECEMBER 28, 1989
                                  HAMMONS, INC.
                               JQH ACQUISITION LLC
                             JQH MERGER CORPORATION
                               Jonathan D. Eilian
                      (Name of Person(s) Filing Statement)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    408623106
                      (CUSIP Number of Class of Securities)

      DEBRA M. SHANTZ           GARY R. SILVERMAN, ESQ.       JOHN Q. HAMMONS
JOHN Q. HAMMONS HOTELS, INC.        KAYE SCHOLER LLC          JOHN Q. HAMMONS
300 JOHN Q. HAMMONS PARKWAY,   THREE FIRST NATIONAL PLAZA       HOTELS, INC.
         SUITE 900                     41ST FLOOR           300 JOHN Q. HAMMONS
SPRINGFIELD, MISSOURI 65806      70 WEST MADISON STREET     PARKWAY, SUITE 900
      (417) 873-3586         CHICAGO, ILLINOIS 60602-4231  SPRINGFIELD, MISSOURI
                                   (312) 583-2330                 65806

   (Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              WITH COPIES TO:

     MARY ANNE O'CONNELL                 GARY D. GILSON
     HUSCH & EPPENBERGER, LLC            BLACKWELL SANDERS PEPER MARTIN LLP
     190 CARONDELET PLAZA, SUITE 600     4801 MAIN STREET, SUITE 1000
     ST. LOUIS, MISSOURI 63103           KANSAS CITY, MISSOURI  64112
     (314) 480-1715                      816-983-8000
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This statement is filed in connection with (check the appropriate box):

      a.    [X]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

      b.    [ ]   The filing of a registration statement under the Securities
                  Act of 1933.

      c.    [ ]   A tender offer.

      d.    [ ]   None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           CALCULATION OF FILING FEE

         TRANSACTION VALUATION *                AMOUNT OF FILING FEE **

              $158,366,370                              $18,640

* Pursuant to the Agreement and Plan of Merger, dated as of June 14, 2005, among JQH Acquisition LLC, JQH Merger Corporation and John Q. Hammons Hotels, Inc., Class A Common Stock (other than shares owned by parties to that agreement and shares owned by stockholders who perfect their appraisal rights) will be converted into the right to receive $24.00 per share in cash. All outstanding stock options to purchase shares of Class A Common Stock not exercised prior to the merger will terminate, but under the merger agreement, John Q. Hammons Hotels, Inc. will pay each holder of unexercised options a cash payment equal to the amount by which $24.00 per share exceeds the exercise price for that option, multiplied by the number of shares of Class A Common Stock issuable upon exercise of the option. The filing fee was calculated based on the sum of (a) an aggregate cash payment of $126,078,288 for the proposed merger consideration of $24.00 per share for 5,253,262 outstanding shares of Class A Common Stock and
(b) an aggregate cash payment of $32,288,082 to holders of outstanding options to acquire shares of Class A Common Stock.

**The payment of the filing fee, calculated in accordance with Fee Rate Advisory #6 For Fiscal Year 2005, equals $117.70 per million of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule
    0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

    Amount Previously Paid: $18,640

    Form or Registration No.: Schedule 14A - Preliminary Proxy Statement

    Filing Party: John Q. Hammons Hotels, Inc.

    Date Filed: July 1, 2005

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                                 SCHEDULE 13E-3

                                  INTRODUCTION


            This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Amendment") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:



      - John Q. Hammons Hotels, Inc., a Delaware corporation and issuer of the equity securities that are the subject of this Amendment (the "Company");



      - John Q. Hammons ("Mr. Hammons"), the Company's founder, chairman of the board and chief executive officer and controlling stockholder (through his ownership of all of the Class B Common Stock of the Company and 269,100 shares of Class A Common Stock of the Company);



      - John Q. Hammons, as Trustee of the Revocable Trust of John Q. Hammons Dated December 28, 1989, as amended and restated (the "JQH Trust");



      -     Hammons, Inc.;


      -     JQH Acquisition LLC ("Acquisition");

      -     JQH Merger Corporation ("Merger Sub"); and

      -     Jonathan D. Eilian.


            As of June 14, 2005, the Company, Acquisition and Merger Sub, a wholly-owned subsidiary of Acquisition, entered into an Agreement and Plan of Merger, a copy of which is included as Exhibit (d)(1) hereto (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge into the Company, and the Company will be the surviving corporation (the "Merger"). Under the terms of the Merger Agreement, each share of Class A Common Stock of the Company outstanding immediately prior to the effective time of the Merger will be converted into the right to receive $24.00 in cash (other than treasury shares and shares held by Acquisition, Merger Sub, the Company and its subsidiaries, which will be cancelled, and other than shares as to which stockholders demand appraisal rights in accordance with Delaware law), and each outstanding share of Class B Common Stock of the Company will remain outstanding as one share of common stock of the surviving corporation. In addition, pursuant to the Merger Agreement, each option to purchase shares of Class A Common Stock outstanding prior to the effective time of the Merger, whether or not exercisable, will be cancelled, and each option holder will receive a cash bonus payment equal to the amount by which $24.00 exceeds the exercise price per share of the applicable option, multiplied by the number of shares of Class A Common Stock underlying such option, less any applicable withholding taxes.


            Immediately after the Merger, Mr. Hammons and his affiliates will own 294,100 shares of common stock of the surviving corporation and Acquisition will own the remaining shares of common stock of the surviving corporation. The Merger remains subject to the satisfaction or waiver, to the extent permitted by law, of the conditions set forth in the Merger Agreement, including obtaining approval of (i) a majority of the votes entitled to be cast by the holders of the outstanding shares of Class A Common Stock and the holder of the outstanding shares of Class B Common Stock, voting together as one class, and (ii) a majority of the votes cast by the stockholders of the outstanding shares of the Class A Common Stock other than Mr. Hammons and his affiliates. A special committee of the board of directors of the Company may waive the second voting requirement, however, in which case the Merger Agreement need only be adopted by a majority of the votes entitled to be cast by the holders of the outstanding shares of Class A Common Stock and Class B Common Stock, voting together as one class.


            As a result of the Merger, current stockholders of the Company, other than Mr. Hammons and his affiliates, will cease to have ownership interests in the Company or rights as stockholders of the Company, and will not participate in any future earnings or growth of the Company or benefit from any appreciation in value of the Company.


            Concurrently with the filing of this Amendment, the Company is filing with the SEC an amended preliminary proxy statement on Schedule 14A pursuant to Section 14(a) of the Exchange Act (the "Proxy


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Statement") with respect to a special meeting of the Company's stockholders to be held on September __, 2005. At the special meeting, the Company's stockholders will consider and vote on a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is included as Exhibit (a)(2)(1) hereto. The Proxy Statement is in preliminary form and is subject to completion or amendment.


            Pursuant to General Instruction G to Schedule 13E-3, the information in the Proxy Statement, including all appendices thereto, is expressly incorporated by reference in its entirety, and responses to each item are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Proxy Statement.



            The information contained in this Amendment and the Proxy Statement concerning each filing person was supplied by each such filing person and no other filing person takes responsibility for the accuracy of any information not supplied by such filing person.



            The filing of this Amendment shall not be construed as an admission by any filing person or by an affiliate of a filing person that the Company is "controlled" by any other filing person, or that any other filing person is an "affiliate" of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.


ITEM 1. SUMMARY TERM SHEET.

The information set forth under the caption "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) NAME AND ADDRESS. The information set forth under the caption "SPECIAL FACTORS - THE PARTIES" in the Proxy Statement is incorporated herein by reference.


(b) SECURITIES. The information set forth under the caption "SUMMARY TERM SHEET" in the Proxy Statement is incorporated herein by reference.


(c) TRADING MARKET AND PRICE. The information set forth under the caption "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement is incorporated herein by reference.

(d) DIVIDENDS. The information set forth under the caption "MARKET PRICE AND DIVIDEND INFORMATION" in the Proxy Statement is incorporated herein by reference.

(e) PRIOR PUBLIC OFFERINGS. The Company has not made an underwritten public offering of its Common Stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f) PRIOR STOCK PURCHASES. The information set forth under the caption "TRANSACTIONS IN SHARES OF CLASS A COMMON STOCK BY CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)   NAME AND ADDRESS.

      The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET - SIGNIFICANT PARTIES" and "SPECIAL FACTORS - THE PARTIES" is incorporated herein by reference.

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      Both Hammons, Inc. and the JQH Trust share the business address and business telephone number of the Company, which is Suite 900, Springfield, Missouri 65806, (417) 864-4300.

(b)   BUSINESS AND BACKGROUND OF ENTITIES.

      The information contained in the section entitled "SPECIAL FACTORS - THE PARTIES" in the Proxy Statement is incorporated herein by reference.

(c)   BUSINESS AND BACKGROUND OF NATURAL PERSONS.

      The current principal occupation and business address of each executive officer and director of the Company and of Hammons, Inc., as well as the material occupations, positions, offices or employment during the last five years of each executive officer and director of the Company and of Hammons, Inc., are as follows:

            Donald H. Dempsey is a director of the Company. Mr. Dempsey became a director of the Company in August 1999. From July 1998 until January 2004, Mr. Dempsey served as Executive Vice President, Secretary, Treasurer, Chief Financial Officer and Director of Equity Inns, Inc., which is a large lodging real estate investment trust headquartered at 7700 Wolf River Boulevard, Germantown, Tennessee 38138.

            Jacqueline A. Dowdy is a director and the Secretary of the Company. Ms. Dowdy has been a director since 1994 and has served as the Company's Secretary since 1982. Ms. Dowdy also serves as Secretary and a director of Hammons, Inc., positions which she has held for more than the last five years. In addition, Ms. Dowdy is an officer and director of several affiliates of the Company.

            Daniel L. Earley is a director of the Company and serves as President of First Clermont Bank, a division of The Park National Bank, located at 400 Technecenter Dr., Milford, Ohio 45150. Mr. Earley has been a director of the Company since 1994. Since 1985, Mr. Earley has served as President, Chief Executive Officer and a director of the First Clermont Bank, a community bank that was owned by Mr. Hammons. In January 2005, that bank was sold and became a division of The Park National Bank.

            John Q. Hammons is Chairman, Chief Executive Officer, a director and founder of the Company. Mr. Hammons also serves as President and a director of Hammons, Inc., positions which he has held for more than the last five years. Mr. Hammons has been actively engaged in the acquisition, development and management of hotel properties since 1959. Mr. Hammons is the controlling shareholder of the Company.

            William J. Hart is a director of the Company and a member of the law firm Husch & Eppenberger, LLC, formerly Farrington & Curtis, P.C., located at 1949 E. Sunshine Street, Suite 2-300, Springfield, Missouri 65804-1605. Mr. Hart has been a director of the Company since 1994 and has been a member of Husch & Eppenberger, LLC, formerly Farrington & Curtis, P.C., since 1970. Mr. Hart's firm performs legal services on a regular basis for the Company and personally for Mr. Hammons.

            John E. Lopez-Ona is a director of the Company, is the President of Anvil Capital, Inc. located at 64 Winfield Rd., Princeton, NJ 08540, and is the Chairman and CEO of Six Sigma Qualtec located at 821 Alexander Road, Suite 130, Princeton, New Jersey 08540. Mr. Lopez-Ona became a director of the Company in May 1996. Since June 1995, Mr. Lopez-Ona has been the President of Anvil Capital, Inc., a firm he owns, which specializes in principal investment. Since 1998, Mr. Lopez-Ona has been the Chairman and CEO of Six Sigma Qualtec, a premier training, consulting and technology solutions company for performance improvement methodologies.

                                       5

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            James F. Moore is a director of the Company and is Managing Partner of American Products LLC located at 597 Evergreen Road, Strafford, Missouri 65757. James F. Moore became a director of the Company in May 1995 and has served as Managing Partner of American Products LLC, a privately owned manufacturing company serving the telecommunications industry, since 2002.

            David C. Sullivan is a director of the Company and is the Chairman of Sullivan Investments, LLC located at 235 Cloister Green Lane, Memphis, Tennessee 38120. Mr. Sullivan became a director of the Company in May 1999 and has served as Chairman of Sullivan Investments, LLC since May 2000. Mr. Sullivan also serves on the board of directors of Winston Hotels, Inc. which is headquartered at 2626 Glenwood Avenue, Suite 200, Raleigh, North Carolina 27608.

            Lou Weckstein is the President of the Company and has served in such capacity since September 2001. Prior to joining the Company in September 2001, Mr. Weckstein served for ten years as Senior Vice President, Hotel Operations, for Windsor Capital Group, a Los Angeles-based hotel management and development company which is headquartered at 3000 Ocean Park Boulevard, Suite 3010, Santa Monica, California 90405.

            Paul E. Muellner is Executive Vice President and the Chief Financial Officer of the Company. Mr. Muellner has been an Executive Vice President since 2003 and Chief Financial Officer since 2000. From 1998 through 2000, Mr. Muellner served as Vice President and Corporate Controller of the Company.

            Debra M. Shantz is the Senior Vice President and General Counsel of the Company. Ms. Shantz joined the Company in May 1995 as General Counsel and has served as Senior Vice President since 1997.

      Each of the directors and executive officers of the Company and of Hammons, Inc., as listed above, is a citizen of the United States. None of the directors or executive officers of the Company or of Hammons, Inc., as listed above, has been: (i) convicted in a criminal proceeding in the past five years; or (ii) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

      Mr. Jonathan D. Eilian is the sole director and officer of Merger Sub and is the sole Managing Member of Acquisition. Since 2001, Mr. Eilian has been a Managing Member of JD Holdings, LLC, a private investment vehicle focused on real estate-related investments with an address of 152 West 57th Street, Suite 5600, New York, New York 10019. From 1991 until 2001, Mr. Eilian was a Senior Managing Director and Founding Member of Starwood Capital Group, LLC, a private investment firm focused on real estate-related investments on behalf of its principals and institutional limited partners, with an address of 591 West Putnam Avenue, Greenwich, Connecticut 06830. From 1995 until 2001, Mr. Eilian was a member of the Board of Directors and the Executive Committee of Starwood Hotels and Resorts Worldwide, Inc., with an address of 1111 Westchester Avenue, White Plains, New York 10604. From 1999 until 2001, Mr. Eilian was a member of the Board of Directors of iStar Financial, Inc., with an address of 1114 Avenue of the Americas, New York, New York 10036. From 2002 through 2005, Mr. Eilian was a member of the Board of Directors of Keystone Property Trust, with an address of 200 Four Falls Corporate Center, Suite 208, West Conshohocken, Pennsylvania. Mr. Eilian is a citizen of the United States. Mr. Eilian has not been: (1) convicted in a criminal proceeding in the past five years; or (ii) a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4. TERMS OF THE TRANSACTION.

(a)   (1)   MATERIAL TERMS. Tender Offers. Not Applicable

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      (2)    MATERIAL TERMS. Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - CERTAIN EFFECTS OF THE MERGER," "THE MERGER - STRUCTURE," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "TRANSACTIONS RELATED TO THE MERGER," "ANTICIPATED ACCOUNTING TREATMENT," "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES," and "PROPOSAL TO APPROVE ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING."


(c) DIFFERENT TERMS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," and "TRANSACTIONS RELATED TO THE MERGER."

(d) APPRAISAL RIGHTS. The information set forth in the Proxy Statement under the caption "APPRAISAL RIGHTS", and in Appendix C to the Proxy Statement, are incorporated herein by reference.

(e) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. The information set forth in the Proxy Statement under the caption "THE MERGER - PROVISIONS FOR UNAFFILIATED STOCKHOLDERS" is incorporated herein by reference.

(f)   ELIGIBILITY FOR LISTING OR TRADING. Not Applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)   TRANSACTIONS. Other than those described in paragraphs (b) or (c) of this
      Item 5, there have been no transactions during the past two years between the Company and its affiliates that are not natural persons where the aggregate value of any such transactions is more than one percent of the Company's consolidated revenues for (i) the fiscal year when such transaction would have occurred, or (ii) the past portion of the current fiscal year, if the transaction would have occurred in the current year. The information set forth in the Proxy Statement under the caption "TRANSACTIONS IN SHARES OF CLASS A COMMON STOCK BY CERTAIN PERSONS" is incorporated herein by reference.

(b) SIGNIFICANT CORPORATE EVENTS. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED" is incorporated herein by reference.

(c) NEGOTIATIONS OR CONTACTS. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS
      - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," are incorporated herein by reference.


(e) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER - SOURCE OF FUNDS, MERGER FINANCING," "THE MERGER AGREEMENT" and "TRANSACTIONS RELATED TO THE MERGER."


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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) USE OF SECURITIES ACQUIRED. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - CERTAIN EFFECTS OF THE MERGER," "THE MERGER AGREEMENT," and "TRANSACTIONS RELATED TO THE MERGER."

(c) (1)-(8) PLANS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SPECIAL FACTORS - CERTAIN EFFECTS OF THE MERGER," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER - SOURCE OF FUNDS, MERGER FINANCING," "THE MERGER AGREEMENT," "TRANSACTIONS RELATED TO THE MERGER" and "ACQUISITION'S TENDER FOR PARTNERSHIP NOTES."

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a) PURPOSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," and "TRANSACTIONS RELATED TO THE MERGER."

(b) ALTERNATIVES. The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED."

(c) REASONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS - OPINIONS OF LEHMAN BROTHERS."

(d) EFFECTS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - CERTAIN EFFECTS OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - OPINIONS OF LEHMAN BROTHERS," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "TRANSACTIONS RELATED TO THE MERGER," and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES."

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a) FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS -


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
      POSITION OF EILIAN, ACQUISITION AND MERGER SUB," and "SPECIAL FACTORS - POSITION OF THE JQH STOCKHOLDERS AS TO THE FAIRNESS OF THE MERGER."


(b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS
      - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - OPINIONS OF LEHMAN BROTHERS," and "SPECIAL FACTORS - LEHMAN BROTHERS' ACTIVITIES AND ARRANGEMENTS WITH THE COMPANY."


(c) APPROVAL OF SECURITY HOLDERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "INFORMATION ABOUT THE SPECIAL MEETING AND VOTING," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "THE MERGER AGREEMENT - CONDITIONS TO THE COMPLETION OF THE MERGER," and "THE MERGER AGREEMENT - TERMINATION."

(d) UNAFFILIATED REPRESENTATIVE. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED" is incorporated herein by reference.

(e) APPROVAL OF DIRECTORS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," and "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED."

(f) OTHER OFFERS. The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS - BACKGROUND OF THE MERGER" is incorporated herein by reference.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS - OPINIONS OF LEHMAN BROTHERS."


(b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "SPECIAL FACTORS - OPINIONS OF LEHMAN BROTHERS," and "SPECIAL FACTORS - LEHMAN BROTHERS' ACTIVITIES AND ARRANGEMENTS WITH THE COMPANY."


(c) AVAILABILITY OF DOCUMENTS. The information set forth in the Proxy Statement under the caption "WHERE YOU CAN FIND ADDITIONAL INFORMATION" is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) SOURCE OF FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER - SOURCE OF FUNDS, MERGER FINANCING," "THE MERGER AGREEMENT," "ESTIMATED FEES AND EXPENSES OF THE MERGER," and "TRANSACTIONS RELATED TO THE MERGER."

(b) CONDITIONS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER - SOURCE OF FUNDS, MERGER FINANCING," "THE MERGER AGREEMENT," and "TRANSACTIONS RELATED TO THE MERGER."

(c) EXPENSES. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "THE MERGER AGREEMENT," and "ESTIMATED FEES AND EXPENSES OF THE MERGER."

(d) BORROWED FUNDS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "INTERESTS OF CERTAIN PERSONS IN THE MERGER," "THE MERGER - SOURCE OF FUNDS, MERGER FINANCING," "THE MERGER AGREEMENT," and "TRANSACTIONS RELATED TO THE MERGER."

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.


(a) SECURITIES OWNERSHIP. The information set forth in the Proxy Statement under the captions "INTERESTS OF CERTAIN PERSONS IN THE MERGER" and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is incorporated herein by reference.


(b) SECURITIES TRANSACTIONS. The information set forth in the Proxy Statement under the caption "TRANSACTIONS IN SHARES OF CLASS A COMMON STOCK BY CERTAIN PERSONS" is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.


(d) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SPECIAL FACTORS - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," "INTERESTS OF CERTAIN PERSONS IN THE MERGER," and "TRANSACTIONS RELATED TO THE MERGER."


(e) RECOMMENDATION OF OTHERS. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: "SUMMARY TERM SHEET," "SPECIAL FACTORS - BACKGROUND OF THE MERGER," "SPECIAL FACTORS - REASONS FOR THE SPECIAL COMMITTEE'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED," and "SPECIAL FACTORS
      - REASONS FOR THE BOARD'S RECOMMENDATION; MATERIAL FACTORS CONSIDERED; PROCEDURAL SAFEGUARDS EMPLOYED."

ITEM 13. FINANCIAL STATEMENTS.


(a) FINANCIAL INFORMATION. The information contained in the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and the Company's Quarterly Reports on Form 10-Q for the quarters ended April 1 and July 1, 2005 is incorporated herein by reference. The information set forth in the Proxy Statement under the captions "RATIO OF EARNINGS TO FIXED CHARGES" and "SELECTED HISTORICAL FINANCIAL INFORMATION" is incorporated herein by reference.

(b)   PRO FORMA INFORMATION. Not Applicable.

ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.


(a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.



(b) EMPLOYEES AND CORPORATE ASSETS. The information set forth in the Proxy Statement under the caption "SUMMARY TERM SHEET" is incorporated herein by reference.


ITEM 15. ADDITIONAL INFORMATION.

(b) OTHER MATERIAL INFORMATION. The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 16. EXHIBITS.

(a)(1)      Not applicable.


(a)(2)(1) Preliminary Proxy Statement (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).



(a)(2)(2) Letter from the Company to the Stockholders of the Company (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).



(a)(2)(3) Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).


(a)(5)(1) Press Release, dated May 25, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on May 25, 2005).

(a)(5)(2) Press Release, dated June 3, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 3, 2005).

(a)(5)(3) Press Release, dated June 15, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 15, 2005).

(b)(1) Form of Funding Agreement to be entered into by iStar Financial Inc., a yet to be determined borrower and a yet to be determined lender (incorporated herein by reference to Exhibit 10.18 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(b)(2) Form of Long Term Line of Credit Agreement between an entity to be formed by John Q. Hammons and an entity to be formed by Jonathan D. Eilian (incorporated herein by reference to Exhibit 10.19 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(b)(3) Commitment Letter, dated June 23, 2005, from Jonathan D. Eilian to JQH Acquisition LLC (incorporated by reference to Exhibit 22 of Amendment No. 5 to the Schedule 13D filed by JQH Acquisition LLC on June 28, 2005).

(b)(4) Commitment Letter, dated June 23, 2005, from iStar Financial Inc. to JQH Acquisition LLC (incorporated by reference to Exhibit 21 of Amendment No. 5 to the Schedule 13D filed by JQH Acquisition LLC on June 28, 2005).


(c)(1) Opinions of Lehman Brothers, each dated June 14, 2005 (incorporated herein by reference to Appendix B-1 and Appendix B-2 to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).


(c)(2) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated as of June 14, 2005.


(c)(3) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated December 6, 2004.




(c)(4) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated December 29, 2004.



(d)(1) Agreement and Plan of Merger, dated as of June 14, 2005, by and among JQH Acquisition LLC, JQH Merger Corporation and John Q. Hammons Hotels, Inc. (incorporated herein by reference to Appendix A to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).


(d)(2) Amended and Restated Transaction Agreement, dated as of June 14, 2005, by and among JD Holdings, LLC, JQH Acquisition LLC, John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Hammons, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(3) Form of Amendment No. 4, to the Second Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P., dated as of November 23, 1994, by and among John Q. Hammons Hotels, Inc., as general partner, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc., and J.Q.H., Inc., as limited partners (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(4) Form of Real Estate Sale and Non-Compete Agreement regarding certain properties by and between John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and John Q. Hammons (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(5) Form of Chateau Distribution Agreement by and among JQH Acquisition LLC, JQH Merger Corporation, Atrium Hotels, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Chateau Lake, LLC (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(6) Form of Management Assets and Obligations Distribution Agreement by and among JQH Acquisition LLC, John Q. Hammons Hotels, Inc., John Q. Hammons Hotels, L.P., and JQH Hotels Management, LLC, a Delaware limited liability company (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(7) Form of Third Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P. by and among John Q. Hammons Hotels, Inc., as general partner of the Partnership, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted to the Partnership from time to time (incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(8) Form of Redemption Agreement by and among the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and John Q. Hammons Hotels, Inc. (incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(9) Form of Fourth Amended and Restated Agreement of Limited Partnership of [John Q. Hammons Hotels], L.P. by and among Atrium GP, LLC, as general partner, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted from time to time (incorporated herein by reference to Exhibit 10.8 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(10) Form of Tax Indemnity Agreement by and among John Q. Hammons, Hammons, Inc., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, John Q. Hammons Hotels, Inc., [John Q. Hammons Hotels, L.P.], and John Q. Hammons Hotels Two, L.P. (incorporated herein by reference to Exhibit 10.9 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(11) Form of Sponsor Entity Right of First Refusal Agreement by and among John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons of New Mexico, LLC, Hammons of Frisco, LLC, Hammons of Colorado, LLC, Hammons of Arkansas, LLC, Hammons of South Carolina, LLC, City Center Hotel Corporation, Hammons of Huntsville, LLC, Hammons of Lincoln, LLC, Hammons of Franklin, LLC, Hammons of Richardson, LLC, Richardson Hammons LP, John Q. Hammons Center, LLC, and JD Holdings, LLC, and any Affiliate thereof (incorporated herein by reference to Exhibit
            10.10 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(12) Form of JQH Right of First Refusal Agreement by and among John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., each on behalf of itself and its Subsidiaries, and John Q. Hammons and the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated (incorporated herein by reference to Exhibit
            10.11 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(13) Form of Non-Solicitation Agreement by and among JQH Acquisition LLC, Newco, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels, Inc., John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and JQH Hotels Management, LLC (incorporated herein by reference to Exhibit 10.12 of the Current Report on Form 8-K filed by the Company on June 20,
            2005).

(d)(14) Form of Corporate Overhead Fee Agreement by and between John Q. Hammons Hotels, L.P. and JQH Acquisition LLC (incorporated herein by reference to Exhibit 10.13 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(15) Form of Development Restriction Agreement by and among John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., and [TRS], each on behalf of itself and its Subsidiaries, and Jonathan D. Eilian, Atrium Hotels, LLC, John Q. Hammons, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and any Affiliate of John Q. Hammons or the Revocable Trust of John
            Q. Hammons, dated December 28, 1989, as amended and restated, which develops or constructs hotels and related facilities (incorporated herein by reference to Exhibit 10.14 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(16) A generic form of Lease Agreement to be entered into by a taxable REIT subsidiary, as lessee, and John Q. Hammons Hotels, L.P., or John Q. Hammons Hotels Two, L.P., as lessor (incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(17) Form of Revenue Sharing Agreement by and among John Q. Hammons Management Company, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., [TRS Subsidiary], and John Q. Hammons, the Revocable Trust of John Q. Hammons, dated

            December 28, 1989, as amended and restated, Richardson Hammons, LP, Hammons of Franklin (under Richardson Hammons, LP), Hammons of Richardson (under Richardson Hammons, LP), Hammons of Arkansas, LLC, Hammons of Colorado, LLC, Hammons of Frisco, LLC, Hammons of Huntsville, LLC, Hammons of N. Mexico, LLC, Hammons of S. Carolina, LLC, Chateau Lake LLC, City Centre Hotel Corporation, and John Q. Hammons Center, LLC (incorporated herein by reference to Exhibit
            10.16 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(18) Form of Management Services Agreement between [TRS Subsidiary] and John Q. Hammons Management Company, LLC (incorporated herein by reference to Exhibit 10.17 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(19) Form of Stockholders Agreement by and between Acquisition and certain stockholders (incorporated herein by reference to Exhibit
            99.7 of Schedule 13D filed by Acquisition with the SEC on February 9, 2005).

(d)(20) Form of Extension of Stockholders Agreement by and between Acquisition and certain stockholders (incorporated herein by reference to Exhibit 99.14 of Amendment No. 3 to Schedule 13D filed by Acquisition with the SEC on May 6, 2005).

(d)(21) Extension of Stockholders Agreement dated as of April 28, 2005 by and between Acquisition and Raffles Associates, L.P. (incorporated herein by reference to Exhibit 99.15 of Amendment No. 3 to Schedule 13D filed by Acquisition with the SEC on May 6, 2005).


(f) Statement Regarding Stockholders' Appraisal Rights (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005, and by reference to Appendix C to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).


(g)         Not Applicable.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated:   August 22, 2005


                                JOHN Q. HAMMONS HOTELS, INC.

                                By: /s/ Paul E. Muellner
                                    ----------------------------------------
                                Name: Paul E. Muellner
                                Title: Chief Financial Officer

                                /s/ John Q. Hammons
                                --------------------------------------------
                                JOHN Q. HAMMONS

                                REVOCABLE TRUST OF JOHN Q. HAMMONS,
                                DATED DECEMBER 28, 1989, AS AMENDED AND RESTATED

                                By: /s/ John Q. Hammons
                                    ----------------------------------------
                                Name: John Q. Hammons
                                Title: Trustee

                                HAMMONS, INC.

                                By: /s/ John Q. Hammons
                                    ----------------------------------------
                                Name: John Q. Hammons
                                Title: President

                                JQH ACQUISITION LLC

                                By: /s/ Jonathan D. Eilian
                                    ----------------------------------------
                                Name: Jonathan D. Eilian
                                Title: Managing Member

                                JQH MERGER CORPORATION

                                By: /s/ Jonathan D. Eilian
                                    ----------------------------------------
                                Name: Jonathan D. Eilian
                                Title: President


                                /s/ Jonathan D. Eilian
                                --------------------------------------------
                                JONATHAN D. EILIAN

                                  EXHIBIT INDEX



EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
(a)(2)(1)   Preliminary Proxy Statement (incorporated herein by reference to the
            Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).


(a)(2)(2)   Letter from the Company to the Stockholders of the Company
            (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).

(a)(2)(3) Form of Proxy Card (incorporated herein by reference to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).

(a)(5)(1) Press Release, dated May 25, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on May 25, 2005).

(a)(5)(2) Press Release, dated June 3, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 3, 2005).

(a)(5)(3) Press Release, dated June 15, 2005 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company on June 15, 2005).

(b)(1)      Form of Funding Agreement to be entered into by iStar Financial
            Inc., a yet to be determined borrower and a yet to be determined lender (incorporated herein by reference to Exhibit 10.18 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(b)(2) Form of Long Term Line of Credit Agreement between an entity to be formed by John Q. Hammons and an entity to be formed by Jonathan D.
            Eilian (incorporated herein by reference to Exhibit 10.19 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(b)(3) Commitment Letter, dated June 23, 2005, between Jonathan D. Eilian and JQH Acquisition LLC (incorporated by reference to Exhibit 22 of
            Amendment No. 5 to the Schedule 13D filed by JQH Acquisition LLC on
            June 28, 2005).

(b)(4)      Commitment Letter, dated June 23, 2005, from iStar Financial Inc. to
            JQH Acquisition LLC (incorporated by reference to Exhibit 21 of
            Amendment No. 5 to the Schedule 13D filed by JQH Acquisition LLC on
            June 28, 2005).

(c)(1) Opinions of Lehman Brothers, each dated June 14, 2005 (incorporated herein by reference to Appendix B-1 and Appendix B-2 to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).

(c)(2) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated as of June 14, 2005.

(c)(3) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated December 6, 2004.

(c)(4) Presentation to the Special Committee of the Board of Directors prepared by Lehman Brothers, dated December 29, 2004.

(d)(1) Agreement and Plan of Merger, dated as of June 14, 2005, by and among JQH Acquisition LLC, JQH Merger Corporation and John Q.
            Hammons Hotels, Inc. (incorporated herein by reference to Appendix A to the Preliminary Proxy Statement on Amendment No. 2 to Schedule 14A filed by the Company with the SEC on August 22, 2005).

(d)(2)      Amended and Restated Transaction Agreement, dated as of June 14,
            2005, by and among JD Holdings, LLC, JQH Acquisition LLC, John Q.
            Hammons, the Revocable Trust of

            John Q. Hammons, dated December 28, 1989, as amended and restated, and Hammons, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Company on June 20,
            2005).

(d)(3)      Form of Amendment No. 4, to the Second Amended and Restated
            Agreement of Limited Partnership of John Q. Hammons Hotels, L.P., dated as of November 23, 1994, by and among John Q. Hammons Hotels,
            Inc., as general partner, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Hammons, Inc., and J.Q.H., Inc., as limited partners (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(4) Form of Real Estate Sale and Non-Compete Agreement regarding certain properties by and between John Q. Hammons Hotels Two, L.P., the
            Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and John Q. Hammons (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(5)      Form of Chateau Distribution Agreement by and among JQH Acquisition
            LLC, JQH Merger Corporation, Atrium Hotels, LLC, John Q. Hammons
            Hotels, L.P., John Q. Hammons Hotels Two, L.P., the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and Chateau Lake, LLC (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(6) Form of Management Assets and Obligations Distribution Agreement by and among JQH Acquisition LLC, John Q. Hammons Hotels, Inc., John Q.
            Hammons Hotels, L.P., and JQH Hotels Management, LLC, a Delaware limited liability company (incorporated herein by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(7) Form of Third Amended and Restated Agreement of Limited Partnership of John Q. Hammons Hotels, L.P. by and among John Q. Hammons Hotels,
            Inc., as general partner of the Partnership, the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated,
            Hammons, Inc. and any additional limited partner that is admitted to the Partnership from time to time (incorporated herein by reference to Exhibit 10.6 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(8) Form of Redemption Agreement by and among the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, and John Q. Hammons Hotels, Inc. (incorporated herein by reference to Exhibit 10.7 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(9) Form of Fourth Amended and Restated Agreement of Limited Partnership of [John Q. Hammons Hotels], L.P. by and among Atrium GP, LLC, as general partner, the Revocable Trust of John Q. Hammons, dated
            December 28, 1989, as amended and restated, Hammons, Inc. and any additional limited partner that is admitted from time to time
            (incorporated herein by reference to Exhibit 10.8 of the Current
            Report on Form 8-K filed by the Company on June 20, 2005).

(d)(10)     Form of Tax Indemnity Agreement by and among John Q. Hammons,
            Hammons, Inc., the Revocable Trust of John Q. Hammons, dated
            December 28, 1989, as amended and restated, John Q. Hammons Hotels,
            Inc., [John Q. Hammons Hotels, L.P.], and John Q. Hammons Hotels
            Two, L.P. (incorporated herein by reference to Exhibit 10.9 of the
            Current Report on Form 8-K filed by the Company on June 20, 2005).
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
(d)(11)     Form of Sponsor Entity Right of First Refusal Agreement by and among
            John Q. Hammons, the Revocable Trust of John Q. Hammons, dated
            December 28, 1989, as amended and restated, Hammons of New Mexico,
            LLC, Hammons of Frisco, LLC, Hammons of Colorado, LLC, Hammons of
            Arkansas, LLC, Hammons of South Carolina, LLC, City Center Hotel
            Corporation, Hammons of Huntsville, LLC, Hammons of Lincoln, LLC,
            Hammons of Franklin, LLC, Hammons of Richardson, LLC, Richardson
            Hammons LP, John Q. Hammons Center, LLC, and JD Holdings, LLC, and
            any Affiliate thereof (incorporated herein by reference to Exhibit
            10.10 of the Current Report on Form 8-K filed by the Company on June
            20, 2005).

(d)(12)     Form of JQH Right of First Refusal Agreement by and among John Q.
            Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., each on behalf of itself and its Subsidiaries, and John Q. Hammons and the Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated (incorporated herein by reference to Exhibit
            10.11 of the Current Report on Form 8-K filed by the Company on June
            20, 2005).

(d)(13)     Form of Non-Solicitation Agreement by and among JQH Acquisition LLC,
            Newco, LLC, John Q. Hammons Hotels, L.P., John Q. Hammons Hotels,
            Inc., John Q. Hammons, the Revocable Trust of John Q. Hammons, dated
            December 28, 1989, as amended and restated, and JQH Hotels
            Management, LLC (incorporated herein by reference to Exhibit 10.12 of the Current Report on Form 8-K filed by the Company on June 20,
            2005).

(d)(14)     Form of Corporate Overhead Fee Agreement by and between John Q.
            Hammons Hotels, L.P. and JQH Acquisition LLC (incorporated herein by reference to Exhibit 10.13 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(15)     Form of Development Restriction Agreement by and among John Q.
            Hammons Hotels, L.P., John Q. Hammons Hotels Two, L.P., and [TRS], each on behalf of itself and its Subsidiaries, and Jonathan D.
            Eilian, Atrium Hotels, LLC, John Q. Hammons, the Revocable Trust of
            John Q. Hammons, dated December 28, 1989, as amended and restated, and any Affiliate of John Q. Hammons or the Revocable Trust of John
            Q. Hammons, dated December 28, 1989, as amended and restated, which develops or constructs hotels and related facilities (incorporated herein by reference to Exhibit 10.14 of the Current Report on Form
            8-K filed by the Company on June 20, 2005).

(d)(16)     A generic form of Lease Agreement to be entered into by a taxable
            REIT subsidiary, as lessee, and John Q. Hammons Hotels, L.P., or
            John Q. Hammons Hotels Two, L.P., as lessor (incorporated herein by reference to Exhibit 10.15 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(17)     Form of Revenue Sharing Agreement by and among John Q. Hammons
            Management Company, LLC, John Q. Hammons Hotels, L.P., John Q.
            Hammons Hotels Two, L.P., [TRS Subsidiary], and John Q. Hammons, the
            Revocable Trust of John Q. Hammons, dated December 28, 1989, as amended and restated, Richardson Hammons, LP, Hammons of Franklin
            (under Richardson Hammons, LP), Hammons of Richardson (under
            Richardson Hammons, LP), Hammons of Arkansas, LLC, Hammons of
            Colorado, LLC, Hammons of Frisco, LLC, Hammons of Huntsville, LLC,
            Hammons of N. Mexico, LLC, Hammons of S. Carolina, LLC, Chateau Lake
            LLC, City Centre Hotel Corporation, and John Q. Hammons Center, LLC
            (incorporated herein by reference to Exhibit 10.16 of the Current
            Report on Form 8-K filed by the Company on June 20, 2005).

(d)(18)     Form of Management Services Agreement between [TRS Subsidiary] and
            John Q. Hammons Management Company, LLC (incorporated herein by reference to Exhibit 10.17 of the Current Report on Form 8-K filed by the Company on June 20, 2005).

(d)(19) Form of Stockholders Agreement by and between Acquisition and certain stockholders (incorporated herein by reference to Exhibit
            99.7 of Schedule 13D filed by Acquisition with the SEC on February
            9, 2005).

(d)(20) Form of Extension of Stockholders Agreement by and between Acquisition and certain stockholders (incorporated herein by reference to Exhibit 99.14 of Amendment No. 3 to Schedule 13D filed by Acquisition with the SEC on May 6, 2005).

(d)(21) Extension of Stockholders Agreement dated as of April 28, 2005 by and between Acquisition and Raffles Associates, L.P. (incorporated herein by reference to Exhibit 99.15 of Amendment No. 3 to Schedule
            13D filed by Acquisition with the SEC on May 6, 2005).

(f) Statement Regarding Stockholders' Appraisal Rights (incorporated herein by reference to the Preliminary Proxy Statement on Amendment
            No. 2 to Schedule 14A filed by the Company with the SEC on August
            22, 2005, and by reference to Appendix C to the Preliminary Proxy
            Statement on Schedule 14A filed by the Company with the SEC on August 22, 2005).

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